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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*



Table Trac Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


87336P106
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 425,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 11, 2010
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting person>s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)





      ------------------------------------------------
      CUSIP No. 87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                368,177
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power     368,177
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            368,177
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.85%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               368,177
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    368,177
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           368,177
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.85%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               368,177
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    368,177
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           368,177
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.85%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               368,177
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    368,177
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           368,177
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.85%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Table Trac, Inc.
      (the "Company"), which has its principal executive offices at:


                             15612 Highway 7, Suite 250
                             Minnetonka, MN  55345


      Item 2.  Identity and Background

      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet, and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher
      L. Doucet is the managing member of Doucet Capital LLC and Chief Execu-tive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Manage-ment. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 425, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of February 10, 2010 Doucet Asset Management has acquired 368,177 shares of the Common Stock of the Company on the open market for total consideration of $460,221.25.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Manage-ment, which include Christopher and Suzette Doucet.

      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.


      Doucet Asset Management believes Table Trac Inc (TBTC.OB) is undervalued by a multiple of its current trading price and would like to see management explore ways to maximize stockholder value. Strategies could include developing business partnerships or selling the company to a strategic buyer. Additionally, Doucet strongly recommends the following:
        - Communicate the Company's business plan and strategic visison to stockholders no later than the filing of the annual 10K SEC filing.
        - Confirm to the public that the Company is Sarbanes-Oxley compliant no later than the annual 10K SEC Filing
        - Hire a professional outside investment relations firm to communicate to the investing public the strategic vision of the Company no later than the annual 10k SEC filing.
        - Divide the positions of Chief Operating Officer and Chief Executive Officer and have the board begin an executive search.

      Doucet reserves the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions to protect the interests of its clients. Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.

      Doucet feels confident that maximization of stockholder value could be realized in quick order if actions, as outlined above, are taken by the Company.


      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on February 10, 2010 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 368,177 shares of Common Stock, which constitute in the aggregate 8.85% of the outstanding shares of Common Stock of the Company based on 4,162,234 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending June 30, 2009 filed by the Company.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

      Entity            Trade Date      Activity      Quantity    Average Price

      Doucet Asset
      Management         11/05/09        Buy           2,000          2.00

      Doucet Asset
      Management         11/06/09        Buy           1,000          1.93

      Doucet Asset
      Management         11/17/09        Buy           3,200          1.43906

      Doucet Asset
      Management         12/01/09        Buy           4,000          1.15

      Doucet Asset
      Management         12/21/09        Sell         11,200          1.55554



      (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

      (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 2009

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: February 11, 2009

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       -------------------------
                                       Christopher L. Doucet



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet